SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits for 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 23, 2011	/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

/s/ J. Ritchie
J. Ritchie
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2010

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 23, 2011

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Cash	$11,710,004	$11,890,578
Investments held by trustee, at fair value	7,003,058,481	5,840,915,532
Receivables:
Participant loans	73,955,131	62,818,690
Other receivables	7,945,234	9,784,657

Total receivables	$81,900,365	$72,603,347

Total assets	$7,096,668,851	$5,925,409,457

LIABILITIES:
Operating payables	$2,713,544	$2,214,796
Other payables	4,666,215	15,360,306

Total liabilities	$7,379,759	$17,575,102

NET ASSETS AVAILABLE FOR BENEFITS	$7,089,289,092	$5,907,834,355

See notes to the Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Net investment income:
Interest and dividends	$50,281,247	$48,195,146
Net increase in fair value of investments	696,572,179	1,339,272,143

Net investment income	746,853,426	1,387,467,289

Contributions:
Participant	562,587,080	549,031,610
Employer	180,696,920	178,868,390
Transfers in	9,861,210	10,693,467

Total contributions	753,145,210	738,593,467

Total additions	1,499,998,636	2,126,060,756

DEDUCTIONS:
Benefits paid to participants	318,543,899	233,184,685

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,181,454,737	1,892,876,071

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,907,834,355	4,014,958,284

End of year	$7,089,289,092	$5,907,834,355

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Company are Microsoft Corporation; MSNBC Interactive News, LLC; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; and Microsoft Online, Inc. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current period presentation. Specifically, we reclassified receivables and payables within Separately Managed Accounts out of the investments line on our Statements of Net Assets Available for Benefits and into their own lines, with no impact on previously reported net assets available for benefits. In addition, we condensed the presentation of individual investments into one line on our Statements of Net Assets Available for Benefits. The investments remain detailed on the Supplemental Schedule of Assets Held at End of Year.

Eligibility: Regular and retail services employees of the Company who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions: Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1 percent to 50 percent of their eligible compensation per pay period subject to regulatory limitations. Participants may also contribute from 1 percent to 7 percent of their eligible compensation per pay period in after-tax non-Roth contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or after-tax Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1 percent to 75 percent of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

The Company will make a pretax matching contribution of $0.50 for every $1.00 (up to a 6 percent combined pre-tax and after-tax Roth contribution rate) contributed. Participants will be matched only on pre-tax and after-tax Roth contributions and will not receive a match on after-tax non-Roth contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (ESOP) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft. Participants who are not employed by an employer that is established as a corporation (for example, MSNBC Interactive News, LLC) may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends in cash paid directly to them. Instead, dividends paid on contributions and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the Participant elective deferrals and the Company’s matching contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Employees are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Management Trust Company (Fidelity), the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualification, and dividend checks. Participants also pay commission charges for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments: Investments are recorded at fair value. Security transactions are accounted for as of trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Participant Loans: Participant loans are recorded at principal balance.

Other Receivables and Payables: Other receivables consist primarily of unsettled trades and accrued interest. Other payables consist primarily of unsettled trades and unrealized losses on investments.

Recently Adopted Accounting Guidance: In January 2010, the Plan adopted guidance issued by the Financial Accounting Standards Board (FASB) on the classification of participant loans on the statement of net assets available for benefits. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

In January 2010, the Plan adopted guidance issued by the FASB to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance required new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance required disclosing the gross values in a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for the Plan on January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Plan for the reporting period ending December 31, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted: In May 2011, FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure only on to nonfinancial assets, permits the fair value measurement of certain financial assets and liabilities with offsetting positions in market risks or counterparty credit risks to be measured at a net basis, and provides guidance on whether the applicability of premiums and discounts can be applied in fair value measurement. The new guidance will be effective for the Plan beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on the Plan’s financial statements upon adoption.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment options their account will be invested. Participants can invest their Plan assets in any of the investment alternatives offered. Full descriptions of the investment alternatives can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all alternatives except Microsoft Common Stock).

Investments that represent 5 percent or more of net assets available for benefits as of December 31, 2010 and December 31, 2009, are as follows:

Investments Held by Trustee	Balance as of December 31, 2010	Balance as of December 31, 2009
Microsoft Common Stock	$758,895,868	$823,490,291
Fidelity Contrafund (K)	$669,169,587	$531,552,481
Fidelity Growth Company Fund (K)	$647,911,391	$510,278,523
Vanguard Institutional Index Fund (Plus)	$544,810,267	$465,275,980
Russell International Growth Account**	$532,720,796	$467,261,609
Artisan Mid Cap Account**	$485,236,069	$337,219,737
Oakmark Equity & Income Account**	$472,526,981	$433,358,934
PIMCO Total Return Account**	$377,642,278	$306,140,890
Fidelity Institutional Money Market Fund	*	$336,663,354

*	Balance was less than 5 percent of the Plan’s net assets available for benefits
**	None of the underlying investments in this Account exceed 5 percent of net assets available for benefits

During 2010 and 2009, the net appreciation (depreciation) in the fair value of investments was as follows:

	2010	2009
Mutual funds	$366,443,705	$515,293,734
Microsoft Common Stock	(65,872,666)	310,341,505
Collective trusts	52,426,147	56,545,736
Separately managed accounts	328,879,234	441,798,055
Brokerage accounts	14,695,759	15,293,113

Total net appreciation in fair value of investments	$696,572,179	$1,339,272,143

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months. The term of a General Loan may not exceed five years or be less than 12 months.

The interest rate for loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2010 was 4.25 percent to 10 percent, maturing at various dates through February 2026. The range of interest rates for outstanding General Loans as of December 31, 2010 was 4.25 percent to 9.25 percent, maturing at various dates through January 2016.

Loan repayments are made through after-tax, semi-monthly payroll deductions. If a participant’s employment terminates and the loan balance is not paid in full by the participant within a 60-day grace period, the loan balance will be defaulted and will become taxable income to the participant. Employees who are terminated due to reduction in force or reorganization have 60 days to elect to continue to make loan repayments. Failure of the employee to setup a loan repayment service during this 60-day window results in a default of the loan.

NOTE 4: TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Plan by a letter dated August 6, 2010, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (IRC). The determination letter covered Plan amendments adopted from November 30, 2007 through December 18, 2009, and the trust agreement adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

We continue to be subject to examination by the IRS for tax years 2004 to 2010.

NOTE 5: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2010 the Plan held 27,190,823 shares of Microsoft Common Stock valued at $758,895,868 and recorded dividend income of $15,062,951 for the year ended December 31, 2010. At December 31, 2009 the Plan held 27,017,398 shares of Microsoft Common Stock valued at $823,490,291 and recorded dividend income of $14,444,780 for the year ended December 31, 2009.

NOTE 6: FINANCIAL INSTRUMENTS

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries and agency securities, domestic and international equities, and exchange-traded mutual funds. Our Level 1 derivative assets include those traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of mutual funds and U.S. treasuries and agency securities in our Separately Managed Accounts and collective trusts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. At the end of both 2009 and 2010, the Plan does not hold any financial instruments in Level 3.

Financial Instruments Measured at Fair Value

	Level 1	Level 2	Total
December 31, 2010

Assets
Mutual funds	$3,105,165,700	$—	$3,105,165,700
Common stock	758,895,868	—	758,895,868
Collective Trusts	—	439,740,401	439,740,401
Separately Managed Accounts
Mutual funds	80,437,242	377,583,981	458,021,223
U.S Government notes and bonds	103,221,286	25,351,433	128,572,719
Foreign government bonds	898,924	10,203,968	11,102,892
Corporate notes and bonds	—	2,727,490	2,727,490
Common & preferred stock	1,895,632,486	18,365,105	1,913,997,591
Derivatives	—	2,540,113	2,540,113
Brokerage Accounts
Mutual funds	81,525,425	1,791,868	83,317,293
Certificates of Deposit	—	1,536,881	1,536,881
U.S Government notes and bonds	825,747	17,214	842,961
Corporate notes and bonds	—	584,745	584,745
Municipal Bonds	—	5,111	5,111
Common & preferred stock	95,396,249	282,326	95,678,575
Derivatives	—	500,435	500,435

Total Assets	$6,121,998,927	$881,231,072	$7,003,229,999

Liabilities
Derivatives	$171,518	$—	$171,518

Total	$6,121,827,409	$881,231,072	$7,003,058,481

	Level 1	Level 2	Total
December 31, 2009

Assets
Mutual funds	$2,532,352,174	$—	$2,532,352,174
Microsoft Common Stock	823,490,291	—	823,490,291
Collective Trusts	—	297,455,415	297,455,415
Separately Managed Accounts
Mutual funds	—	247,007,206	247,007,206
Commercial paper	—	4,550,000	4,550,000
U.S Government and agency securities	182,866,898	68,917,630	251,784,528
Foreign government bonds	—	20,894,517	20,894,517
Corporate notes and bonds	—	3,972,622	3,972,622
Common stock	1,532,470,208	—	1,532,470,208
Preferred stock	—	2,180,006	2,180,006
Derivative contracts	55,480	1,669,346	1,724,826
Brokerage Accounts
Mutual funds	59,154,607	—	59,154,607
Certificates of deposit	—	1,007,678	1,007,678
U.S Government and agency securities	494,411	—	494,411
Corporate notes and bonds	—	1,479,220	1,479,220
Common stock	61,077,924	—	61,077,924
Preferred stock	—	231,641	231,641

Total Assets	$5,191,961,993	$649,365,281	$5,841,327,275

Liabilities
Derivatives	$119,680	$292,064	$411,744

Total	$5,191,842,313	$649,073,217	$5,840,915,532

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2010 and 2009.

NOTE 7: DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2010 and 2009.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2010
Net assets available for benefits per the financial statements	$7,089,289,092
Less benefits payable	(1,573,332)

Net assets available for benefits per the Form 5500	$7,087,715,761

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2010
Benefits paid to the participants per the financial statements	$318,543,899
Plus benefits payable at year end	1,573,332

Benefits paid to the participants per the Form 5500	$320,117,231

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31 but had not been paid as of that date.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2010

		Shares or Units	Cost **	Fair Market Value
DESCRIPTION OF ASSETS:
	Artisan Mid Cap Account	38,807,804		$485,236,069
	BlackRock LifePath Index 2020	5,691,272		72,791,365
	BlackRock LifePath Index 2030	11,990,912		149,886,395
	BlackRock LifePath Index 2040	12,995,217		160,360,978
	BlackRock LifePath Index 2050	3,687,511		33,740,723
	BlackRock LifePath Index Retirement	1,752,744		22,960,940
	BrokerageLink	183,229,843		182,451,288
*	Fidelity Contrafund	9,884,337		669,169,587
*	Fidelity Growth Company Fund	7,796,768		647,911,391
*	Fidelity Institutional Money Market Fund	344,869,322		344,869,322
*	Microsoft Common Stock	27,190,823		758,895,868
	Oakmark Equity & Income Account	42,758,931		472,526,981
	PIMCO Total Return Account	30,628,604		377,642,278
	Russell International Growth Account	68,652,700		532,720,796
	Russell International Value Account	20,115,781		326,975,250
	Russell Small/Mid Cap Value Account	24,550,610		321,703,851
	Vanguard Growth Index Fund	3,766,864		119,032,911
	Vanguard Institutional Index Fund	4,737,069		544,810,267
	Vanguard Short-Term Bond Index Fund	23,381,277		246,672,469
	Vanguard Small-Cap Growth Index Fund	12,681,850		278,493,416
	Vanguard Value Index Fund	12,227,337		254,206,336

Investments held by trustee, at fair value				$7,003,058,481

*	Party-in-interest
**	Information not presented because investments are participant directed

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118764 on Form S-8 of our report dated June 23, 2011, appearing in this Annual Report on Form 11-K of Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 23, 2011